Filed by Novartis AG
Pursuant to Rule 425 under the Securities Act of 1933
Commission File No: 001-31269
Subject Company: Alcon Inc.

Following is a letter from George Gunn, CEO of Novartis Consumer Health, addressed to Novartis Consumer Health associates.

Memorandum

To                       Novartis Consumer Health associates
Date                    4 January 2010
Concerning         Alcon

Dear Associates,

As you heard earlier today, Novartis has announced plans to gain full ownership of Alcon and create a global leader in eye care. Daniel Vasella explained the strategic rationale for these transactions in his letter to all associates, and I would now like to follow up with some key points from a Novartis Consumer Health (NCH) perspective.

First is about the strategy – the proposal to combine the highly complementary eye care activities of both companies is a step that promises to create a new growth driver for our company. It will strengthen the Novartis healthcare portfolio and further build our company’s prospects, as well as our own, for the future.

Second is how CIBA Vision will contribute to this new growth driver. As the fastest growing contact lens company in 2009, CIBA Vision will continue to be a valuable contributor to the overall Novartis position in eye care. This is a business with a bright future, and our CIBA Vision colleagues can be excited by the prospects that a broader and stronger position in the global eye care sector brings with it.

Once full ownership of Alcon is achieved, Novartis plans to integrate CIBA Vision into Alcon and create a new eye care division that will immediately be a sector leader.

As noted in earlier communication, Kevin Buehler will continue to lead Alcon, and upon completion of the merger would become head of the new division. Andrea Saia will remain as head of our CIBA Vision contact lens business unit. At the appropriate time, we will establish an integration leadership team together with Alcon to coordinate integration plans. As Dr. Vasella said previously, we will do the utmost to reduce the time of uncertainty for all associates to a minimum by taking decisions as quickly as possible on people and sites.

The creation of a new eye care division including CIBA Vision is an exciting prospect, but one that will take time given the required regulatory approvals as well as approvals by the Boards of Directors and shareholders of Alcon and Novartis.

Although there are a number of questions at present, they will be addressed at a later stage together with our Alcon partners. Transactions of this sort require a great deal of planning,

and in the interim period, such planning can only be based exclusively on publicly available information. We will do our best to provide our colleagues at CIBA Vision with timely updates to create opportunities for dialogue and discussion.

I also ask that you refrain from contacting colleagues from Alcon during this interim period, one when both will obviously continue to compete as stand-alone companies.

Including CIBA Vision in the new division creates an obvious change in the make-up of NCH. Our Animal Health and OTC (Over-the-Counter) businesses provide a solid foundation for a “new” Consumer Health – a global business with more than USD 4 billion of annual sales in 2008 and bright growth prospects. Novartis will continue to invest in these businesses as we work to build a bigger and stronger presence in these sectors.

My message today is primarily one of focus. The best thing we can do over the coming months as we start a new year is to maintain our focus on delivering strong individual and business performances. This will help us maintain the momentum we built and carried through the end of 2009 and will set a strong tone for 2010.

In the meantime, we are committed to doing all we can to keep everyone up to date on decisions as they are made. I look forward to providing associates throughout NCH with updates as appropriate over the coming months as we work to create a new global leader in eye care, and encourage you to feel free to contact me with any questions or comments you may have.

Kind regards,

George Gunn

Disclaimer
The foregoing release contains forward-looking statements that can be identified by terminology such as “will strengthen,” “would have enhanced opportunities,” “would be established,” “complementary assets,” “synergies,” “estimated,” “expected,” “potential,” “accretive,” “dilutive,” “anticipate,” “propose,” “enable,” “preserve,” “strategic,” or similar expressions, or by express or implied discussions regarding the potential impact on Novartis of the Alcon acquisition and proposed merger, including express or implied discussions regarding potential future sales or earnings of the Novartis Group or Alcon and any potential synergies, strategic benefits or opportunities as a result of the acquisition and proposed merger. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of management regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Novartis or Alcon will achieve any particular future financial results or future growth rates or that Novartis or Alcon will be able to realize any potential synergies, strategic benefits or opportunities as a result of the Alcon acquisition and proposed merger. Neither can there be any guarantee with respect to the impact of the proposed transactions on the Group’s credit rating. In particular, management's expectations could be affected by, among other things, uncertainties involved in the development of new generic pharmaceutical products; unexpected patent litigation outcomes; unexpected inabilities to obtain or maintain exclusivity periods for developed products; unexpected regulatory actions or delays or government regulation generally; uncertainty that the two businesses will be integrated successfully and that key personnel will be retained; uncertainties that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition in general; government, industry, and general public pricing and other political pressures; the impact that the foregoing factors could have on the values attributed to the Group's assets and liabilities as recorded in the Group's consolidated balance sheet; and other risks and factors referred to in Novartis AG's current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this media release as of this date and does not undertake any obligation to update any forward-looking statements contained in this media release as a result of new information, future events or otherwise.

Additional US-related information
Novartis expects to file a registration statement relating to the merger with the SEC. The registration statement will contain a prospectus relating to the shares to be issued in the merger. Such prospectus will contain important information about Novartis, Alcon, the merger and other matters. Holders of Alcon shares who are US persons or who are located in the US are urged to read the prospectus and other documents that would form part of such registration statement when it becomes available. Such prospectus and any other relevant documents filed by Novartis with the SEC will be available free of charge at the SEC's website www.sec.gov and from Novartis.